FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Press Release: “First Quarter Trading Statement 2007”

2.	Press Release: “Syngenta holds Annual General Meeting”

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

First Quarter Trading Statement 2007

Basel, Switzerland, May 2, 2007

Sales in the first quarter of 2007 increased 9% to $2.96 billion; sales at constant exchange rates (CER) were 6% higher reflecting the relative weakness of the US dollar.

In Crop Protection, sales were 6% higher (CER). In Europe, Africa and Middle East sales were driven by a continuing strong performance in Eastern Europe. In NAFTA, growth was achieved across the region, notwithstanding a slow start to the US planting season, with new products driving performance. In Asia Pacific, China and India generated strong growth, more than offsetting lower sales in Japan and Australia. A double-digit increase in sales was achieved in LATAM driven by a strong late season in Brazil and a good performance in Argentina.

Sales increased across all product lines. Professional Products benefited from early Seed Care demand and was augmented by the consolidation of Conrad Fafard Inc. Sales of new products rose 25% to $363 million with ACTARA®/CRUISER®, AXIAL® and AVICTA® all delivering strong performances.

Seeds sales increased 8% (CER). Corn and soybean sales rose 10%; growth in corn more than offset lower soybean sales due to a forecast acreage shift in the USA. Sales of Diverse Field Crops were slightly lower; Vegetables again delivered good growth, notably in Europe and Asia Pacific.

For the full year 2007, the company continues to target double digit growth in earnings per share*.

*Fully diluted, before restructuring and impairment and share repurchase program

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion. Syngenta employs around 19,500 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Unaudited First Quarter Product Line and Regional Sales

Syngenta	3 Months 2007 $m	3 Months 2006 $m	Actual %	CER(1) %
Crop Protection	2044	1872	+ 9	+ 6
Seeds	940	846	+ 11	+ 8
Plant Science	1	0	+ 2	+ 5
Inter-segment elimination(2)	(28)	(11)	-	-
Third Party Sales	2957	2707	+ 9	+ 6

Crop Protection
Product line
Selective herbicides	636	611	+ 4	+ 1
Non-selective herbicides	184	167	+ 10	+ 7
Fungicides	577	538	+ 7	+ 2
Insecticides	317	295	+ 7	+ 4
Professional products	319	244	+ 31	+ 29
Others	11	17	- 34	- 34
Total	2044	1872	+ 9	+ 6
Regional
Europe, Africa and Middle East	829	744	+ 11	+ 3
NAFTA	682	651	+ 5	+ 5
Latin America	231	182	+ 27	+ 27
Asia Pacific	302	295	+ 3	+ 1
Total	2044	1872	+ 9	+ 6

Seeds
Product line
Corn & Soybean	557	499	+ 12	+ 10
Diverse Field Crops	168	160	+ 5	- 2
Vegetables and Flowers	215	187	+ 15	+ 9
Total	940	846	+ 11	+ 8
Regional
Europe, Africa and Middle East	383	343	+ 12	+ 3
NAFTA	507	465	+ 9	+ 9
Latin America	20	14	+ 41	+ 41
Asia Pacific	30	24	+ 27	+ 22
Total	940	846	+ 11	+ 8

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Syngenta holds Annual General Meeting

Basel, Switzerland, May 2, 2007

At the Annual General Meeting of Syngenta AG, the 818 shareholders representing 27.96% of the total shares approved all the motions proposed by the Board of Directors.

Shareholders approved a dividend of CHF1.60 and a payment of CHF2.20 by way of a nominal share value reduction resulting in an increase of 15% in pay-out to shareholders. Shareholders also approved a reduction of the share capital through the cancellation of 3,280,293 shares, which the Company had repurchased in 2006 within the scope of the approved repurchase program.

Rupert Gasser, Michael Pragnell and Jacques Vincent were re-elected to the Board.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion. Syngenta employs around 19,500 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

The speech of the Chairman, the presentation of the CEO and pictures of the Annual
General Meeting can be found at
http://www.syngenta.com/en/investor/syngenta_agm_2007.aspx.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: May 2, 2007	By:	/s/ Christoph Mäder
Name: Christoph Mäder
Title: Head Legal & Taxes